UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For June 27, 2006

PATNI COMPUTER SYSTEMS LIMITED

Akruti Softech Park , MIDC Cross Road No 21,
Andheri (E) , Mumbai - 400 093, India

 (Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

Patni appoints Surjeet Singh as CFO

Mumbai, June 27, 2006: Patni Computer Systems Ltd., a leading global IT consulting and services provider, today announced the appointment of Mr. Surjeet Singh as its Chief Financial Officer.

Surjeet presently heads mergers and acquisitions at Patni and prior to this he was the CFO at Cymbal Corporation which he co-founded and which has since merged with Patni. Surjeet has around two decades of multi-industry global experience in senior management roles at leading finance, business planning and global supply chain functions. He has a successful track record of building finance as a key business enabler, fostering collaboration in large and mid-sized culturally diverse, global and matrixed organizations.

Prior to Cymbal, Surjeet held various  positions at Ranbaxy — an Indian multinational pharmaceutical company, where he initially led the finance organization of the largest business unit and later led the global supply chain operations. Before Ranbaxy, Surjeet was employed with the Kirloskar Brothers Ltd. in India. Surjeet holds a B.S in Finance and Accounting from the University of Pune and is a fellow of Institute of Costs and Works Accountants, India  and AICPA, USA.

As Patni’s CFO, Surjeet’s responsibilities would include setting up the best processes in industry in Patni’s finance organization including robust management information systems to help drive improvement in business profit management and corporate planning processes. Surjeet would currently also continue to hold his responsibility of heading mergers and acquisitions activity at Patni.

Surjeet assumes his responsibilities as CFO of Patni from August 14th 2006. At present, he is working together with Patni’s current CFO, Mr. Deepak Sogani, towards a smooth transition.

Commenting on the new appointment, Mr. Narendra K. Patni, Chairman and CEO, Patni Computer Systems observed: “We are pleased to appoint Surjeet as our CFO. His exposure to international, cross-functional business environments and his extensive management experience makes him a valuable asset for Patni. We look forward to his key contribution towards helping Patni meet its objective of becoming a partner of choice for global outsourcers.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PATNI COMPUTER SYSTEMS LIMITED

Dated: June 27, 2006	By:	/s/ ARUN KANAKAL
Arun Kanakal
Company Secretary